                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K/A


(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


For the fiscal year ended December 31, 1996


                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________________ to _____________________

Commission file number 0-9787
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      REPUBLIC INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         REPUBLIC INDUSTRIES, INC.
                         450 East Las Olas Blvd., Suite 1200
                         Fort Lauderdale, Florida 33301

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN



                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                     TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS


                          DECEMBER 31, 1996 AND 1995

                          REPUBLIC INDUSTRIES, INC.

                           RETIREMENT SAVINGS PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Pages
                                                                        -----
Report of Independent Certified Public Accountants.................       1

Statements of Net Assets Available for Benefits as of
  December 31, 1996 and 1995.......................................       2

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 1996.................................       3


Notes to Financial Statements......................................      4-6

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1996..........................................       7

Item 27d - Schedule of Reportable Transactions for the Year Ended
  December 31, 1996................................................       8

Item 27e - Schedule of Nonexempt Transactions for the Year Ended
  December 31, 1996................................................       9


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of
  Republic Industries, Inc.
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Republic Industries, Inc. Retirement Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Fort Lauderdale, Florida,
July 8, 1997.

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1996 AND 1995

                                                                            1996              1995
                                                                            ----              ----
ASSETS:

Investments, at fair market value:
Mutual Funds:
CMA Money Fund.......................................................  $  123,633          $     400
Merrill Lynch Retirement Preservation Trust..........................     495,537            146,633
Merrill Lynch Growth Fund............................................     878,255            231,885
Merrill Lynch Global Allocation Fund.................................     423,371            205,814
Merrill Lynch Capital Fund...........................................     587,510            157,191
                                                                       ----------          ---------
     Total Mutual Funds..............................................   2,508,306            741,923

Republic Industries, Inc. Common Stock...............................     779,010             45,409
                                                                       ----------          ---------
     Total Investments...............................................   3,287,316            787,332

Employee Contributions Receivable....................................     136,906            121,184
                                                                       ----------          ---------

NET ASSETS AVAILABLE FOR BENEFITS....................................  $3,424,222          $ 908,516
                                                                       ==========          =========

           The accompanying notes to financial statements are an integral part of these statements.

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                         Merrill Lynch                        Merrill Lynch
                                                                           Retirement                            Global
                                                            CMA Money    Preservation      Merrill Lynch        Allocation
                                                              Fund           Trust          Growth Fund           Fund
                                                            --------     -------------     -------------      -------------
NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1995..........................   $     400     $   146,633       $  231,885          $ 205,814

Additions:
Employee Contributions..................................       1,027         384,670          493,951            209,041
Employee Rollover Contributions.........................         528          54,613           68,310             66,919
                                                           ---------      ----------       ----------          ---------
  Total Contributions...................................       1,555         439,283          562,261            275,960


Dividend Income.........................................       2,955          14,986           59,499             34,118
Net Appreciation (Depreciation) in Fair
  Value of Investments..................................          --             668           63,244              3,016
                                                           ---------      ----------       ----------          ---------
  Subtotal..............................................       2,955          15,654          122,743             37,134
                                                           ---------      ----------       ----------          ---------
  Total Additions.......................................       4,510         454,937          685,004            313,094

Distributions:
 Participant Distributions..............................        (532)        (80,018)         (44,628)           (41,959)
 Other Distributions....................................      (2,169)         (1,829)         (17,063)            (7,082)
                                                           ---------      ----------       ----------          ---------
  Total Distributions...................................      (2,701)        (81,847)         (61,691)           (49,041)

Conversions.............................................     119,974          27,759           42,749             12,503

Interfund Transfers, Net................................       1,450         (51,945)         (19,692)           (58,999)
                                                           ---------      ----------       ----------          ---------
NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1996..........................   $ 123,633      $  495,537       $  878,255           $423,371
                                                           =========      ==========       ==========           ========



                                                          Merrill Lynch      Republic              Employee
                                                            Capital        Industries, Inc.      Contributions
                                                              Fund           Common Stock         Receivable         Total
                                                          ------------     ----------------      -------------        ------
NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1995..........................   $ 157,191          $  45,409            $ 121,184     $  908,516

Additions:
Employee Contributions..................................     258,060            391,911                5,922      1,744,582
Employee Rollover Contributions.........................     150,147            121,441                   --        461,958
                                                           ---------          ---------            ---------     ----------
  Total Contributions...................................     408,207            513,352                5,922      2,206,540


Dividend Income.........................................      34,945                279                   --        146,782
Net Appreciation (Depreciation) in Fair Value of
Investments.............................................      (1,108)           109,046                   --        174,866
                                                           ---------          ---------            ---------     ----------
  Subtotal..............................................      33,837            109,325                   --        321,648
                                                           ---------          ---------            ---------     ----------
  Total Additions.......................................     442,044            622,677                5,922      2,528,188

Distributions:
 Participant Distributions..............................     (52,054)           (23,906)               9,756       (233,341)
 Other Distributions....................................      (6,775)            (6,196)                  --        (41,114)
                                                           ---------          ---------            ---------     ----------
  Total Distributions...................................     (58,829)           (30,102)               9,756       (274,455)

Conversions.............................................      56,227              2,761                   --        261,973

Interfund Transfers, Net................................      (9,123)           138,265                   44             --
                                                           ---------          ---------            ---------     ----------

NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1996..........................   $ 587,510          $ 779,010            $ 136,906     $3,424,222
                                                           =========          =========            =========     ==========

            The accompanying notes to financial statements are an
                     integral part of this statement.

                       REPUBLIC INDUSTRIES, INC.
                        RETIREMENT SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996 AND 1995


(1)  DESCRIPTION OF PLAN:

(a)  General

The following description of the Republic Industries, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of Republic Industries, Inc. (the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company is the designated administrator of the Plan.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan. Amendments subsequent to December 31, 1996 are reflected within these notes to the financial statements.

(b)  Eligibility

For all Company employees hired before February 29, 1996, the Plan is available to employees not covered by a collective bargaining agreement, who have completed two months of service and have reached age 18. Enrollment provisions allow for one of four entry dates throughout the year, as defined under the Plan.

Effective March 1, 1996, the Plan was amended to increase the service requirement to 1,000 hours of service within a consecutive twelve month period to be eligible for participation. Additionally, enrollment provisions were amended to allow for monthly entry dates by all eligible employees regardless of date of hire. The amendment also included a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these amended requirements.

(c)  Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Amounts contributed by participants are fully vested when made. In 1996 each eligible participant could contribute up to $9,500, subject to applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employers' qualified plans.

Each year, the Company, at its option, may make a discretionary contribution to the Plan. In order to be entitled to an allocation of the Company's discretionary contribution, participants with 1,000 hours of service, as defined under the Plan, must be employed on the last day of the Plan year.

Effective March 1, 1996, the Plan was amended to limit the Company's discretionary matching contribution to up to 100% of the first 6% of a participant's contribution.

Participants who became eligible to participate in the Plan prior to February 29, 1996, vest in the Company's discretionary contribution in accordance with the following schedule:

              Years of Service                           Vesting Percentage
              ----------------                           ------------------
             Less than 1..................................       0%
             1............................................      34%
             2............................................      67%
             3 or more....................................     100%

Effective March 1, 1996, the vesting provisions were amended to provide for the following vesting schedule for participants who became eligible after February 29, 1996:


              Years of Service                           Vesting Percentage
              ----------------                           ------------------
             Less than 2..................................       0%
             2............................................      20%
             3............................................      40%
             4............................................      60%
             5............................................      80%
             6 or more....................................     100%

Additionally, allocated amounts become fully vested upon normal retirement age, as defined, death or termination of employment as a result of a total or permanent disability. Nonvested amounts forfeited upon any participant's withdrawal are used to offset any Company discretionary contributions.

The Company did not make any discretionary contributions to the Plan during 1996 or 1995.

(d)  Investments

The Company has entered into an agreement whereby Merrill Lynch Trust Company ("the Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee.

The Plan provides five distinct investment alternatives for participants. Participants have the option of directing their accounts quarterly, in increments of 5%, to the following investment options:

        Merrill Lynch Retirement Preservation Trust -- A mutual fund in which amounts are invested in U.S. Government Agency Securities and Guaranteed Investment Contracts.

        Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

        Merrill Lynch Global Allocation Fund -- A mutual fund in which amounts are invested in a portfolio comprised of U.S. and foreign securities.

        Merrill Lynch Capital Fund -- A mutual fund seeking current income and capital growth through investments in equity, debt and convertible securities.

        Republic Industries, Inc. Common Stock -- Effective July 1, 1995, the Plan was amended to add the Company's Common Stock as an investment alternative. In 1996, the Plan was amended to allow up to 50% of a participant's total contribution to be invested in the Company's Common Stock.

The CMA Money Fund is a short-term investment vehicle utilized by the Trustee to invest cash on a temporary basis.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting. In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements in order to conform with the financial statement presentation of the current period.

(b)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis.

(3)  BENEFIT DISTRIBUTIONS

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $33,371 at December 31, 1996. Such amounts are included in net assets available for benefits at December 31, 1996 in accordance with AICPA guidelines. However, the Plan's Form 5500 reflects such amounts as a liability of the Plan in accordance with IRC guidelines.

(4)  CONVERSIONS

During 1996, the 401(k) plans of two companies acquired by Republic were converted to the Plan, with the related employees becoming participants. All of the assets of these two plans were converted at fair market value and invested in the Plan based upon the employee's elections.

(5)  PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, accounting and other administrative services and totaled $56,957 in 1996.

(6)  INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated July 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                     Schedule I
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                         REPUBLIC INDUSTRIES, INC.
                          RETIREMENT SAVINGS PLAN
           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1996



        DESCRIPTION               SHARES              COST              MARKET
        -----------               ------            --------           --------
CMA Money Fund*...............   123,633            $123,633           $123,633
Merrill Lynch Retirement
 Preservation Trust*..........   495,537             495,537            495,537
Merrill Lynch Growth Fund*....    36,172             859,703            878,255
Merrill Lynch Global
 Allocation Fund*.............    29,483             435,352            423,371
Merrill Lynch Capital Fund*...    19,288             595,062            587,510
Republic Industries, Inc.
 Common Stock*................    24,979             609,734            779,010
                                                     -------            -------
       Total..................                    $3,119,021         $3,287,316
                                                  ==========         ==========


*  Represents a party-in-interest to the Plan.


         The accompanying notes are an integral part of this schedule.

                                                                    Schedule II
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                            REPUBLIC INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN
                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                         Purchase         Selling          Asset            Net
Investment Description             Shares          Transactions            Price           Price            Cost            Gain
----------------------             ------          ------------          --------         -------          -----            ----
Purchases:

CMA Money Fund*................   634,070                   57        $   634,070             N/A    $   634,070             N/A

Merrill Lynch Retirement
  Preservation Trust*..........   487,130                  221            487,130             N/A        487,130             N/A

Merrill Lynch Growth Fund*.....    49,699                   53          1,158,078             N/A      1,158,078             N/A

Merrill Lynch Global
  Allocation Fund*.............    40,690                   34            595,996             N/A        595,996             N/A

Merrill Lynch Capital Fund*....    25,377                   44            776,918             N/A        776,918             N/A

Republic Industries, Inc.
  Common Stock*...............     33,532                   56            822,841             N/A        822,841             N/A

Sales:


CMA Money Fund*................   631,343                   51                N/A        $631,343        631,343          $   --

Merrill Lynch Retirement
  Preservation Trust*..........   321,795                   44                N/A         321,795        321,795              --

Merrill Lynch Growth Fund*.....     4,310                   42                N/A         100,034         93,611           6,423

Merrill Lynch Global
  Allocation Fund*.............     7,021                   38                N/A         101,130         98,605           2,525

Merrill Lynch Capital Fund*....     2,447                   43                N/A          73,657         72,281           1,376

Republic Industries, Inc.
  Common Stock*...............      1,145                   29                N/A          33,098         24,433           8,665

Notes:

 *  Represents a party-in-interest to the Plan.

(1) Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% of the quoted market value of Plan assets at the beginning of the Plan year.

(2) This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold within the Plan year.

         The accompanying notes are an integral part of this schedule.

                                                                   Schedule III
                                                              E.I.N.:75-1105143
                                                                     Plan #:001


                           REPUBLIC INDUSTRIES, INC.

                            RETIREMENT SAVINGS PLAN

                  ITEM 27e-SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                        Relationship to          Description of Transactions,
                        Plan, Employer,           Including Maturity Date,                                          Interest
Identity of Party       or Other Party         Rate of Interest, Collateral, and                Amount              Incurred
    Involved              in Interest               Par or Maturity Value                       Loaned               on Loan
--------------------  ---------------------  -----------------------------------------  ---------------------  ----------------
Republic                   Sponsor           Lending of moneys from the Plan to the
Industries, Inc.                               employer (contributions not timely
                                               remitted to the Plan), as follows:

                                                  Deemed loan dated various days in
                                                    January, maturity March 11, 1996,
                                                    with interest at 8% per annum               $ 3,680               $ 40

                                                  Deemed loan dated various days in
                                                    May, maturity June 25, 1996, with
                                                    interest at 8% per annum                    $83,228               $641

                                                  Deemed loan dated various days in
                                                    June, maturity June 25, 1996, with
                                                    interest at 8% per annum                    $79,410               $367

                                                  Deemed loan dated various days in
                                                    June, maturity July 19, 1996, with
                                                    interest at 8% per annum                    $18,163               $140





         The accompanying notes are an integral part of this schedule.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Republic Industries, Inc.
                                          Retirement Savings Plan
                                          -----------------------------------
                                                  (Name of Plan)


Date: July 11, 1997                       By:    /s/ Michael S. Karsner
      -------------------                        -------------------------------

                                          Title: Plan Administrator